                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT


                               (AMENDMENT NO. 6)


     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        DYNAMICS CORPORATION OF AMERICA
                           (Name of Subject Company)
                            ------------------------

                                CTS CORPORATION

                          CTS FIRST ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                  268039 10 4

                     (CUSIP Number of Class of Securities)

                                JOSEPH P. WALKER

                              Chairman, President

                          and Chief Executive Officer

                                CTS Corporation

                            905 West Boulevard North

                             Elkhart, Indiana 46314

                           Telephone: (219) 293-7511

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                   Copies to:

                            ROBERT A. PROFUSEK, ESQ.

                           Jones, Day, Reavis & Pogue

                              599 Lexington Avenue

                            New York, New York 10022

                           Telephone: (212) 326-3939

                                  MAY 16, 1997


     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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
       1.  CTS CORPORATION (EIN: 35-0225010)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(e) or 2(f)                                                                          / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           100
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       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (7) EXCLUDES CERTAIN SHARES                                                           / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
           ROW (7)
           0.0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

       1.  CTS FIRST ACQUISITION CORP. (EIN: Applied For)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                                            / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                               / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (7)
           0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

    This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 16, 1997, as amended, by CTS First Acquisition Corp. ("Purchaser"), a New York corporation and wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"), to purchase up to 49.9% of the issued and outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Dynamics Corporation of America, a New York corporation (the "Company"), together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended, between the Company and First National Bank of Boston, as Rights Agent, at $56.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the satisfaction or waiver prior to the Expiration Date of the conditions set forth in the Offer To Purchase, dated May 16, 1997 (the "Offer To Purchase"), as amended and supplemented by the Supplement thereto, dated June 2, 1997 (the "Supplement"), and in the related Letters of Transmittal (which, together with the Offer To Purchase, the Supplement and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meaning assigned to such term in the Offer To Purchase, the Supplement and the Schedule 14D-1.



ITEM 9.  FINANCIAL STATEMENTS OF CERTAINBIDDERS.



    Item 9 is hereby amended and supplemented by the information set forth below.



    The Offer is to purchase 49.9% of the Shares with a 25% Minimum Share Condition. The pro forma financial data provided in the Offer To Purchase and the Supplement assume the purchase of 49.9% of the Shares. If 25%, rather than 49.9%, of the Shares were purchased in the Offer, (i) pro forma long-term debt would decrease $53.8 million and pro forma total shareholder's equity would increase by a like amount and (ii) pro forma net earnings and earnings per share would (a) increase $0.6 million and decrease $0.12 per share, respectively, for the three-months ended March 30, 1997 and (b) increase $2.4 million and decrease $0.12 per share, respectively, for the year ended December 31, 1997.



ITEM 10.  ADDITIONAL INFORMATION.



    Item 10(f) is hereby amended and supplemented by the information set forth below.



    Notwithstanding any other provisions of the Offer To Purchase or the Supplement to the contrary, (i) the conditions to the Offer set forth under the caption "The Offer--Conditions of the Offer" in the Offer To Purchase must be satisfied or waived on or prior to the Expiration Date, and (ii) assuming all of the conditions set forth under the caption "The Offer--Conditions of the Offer" in the Offer To Purchase are satisfied or waived, Purchaser will purchase, by accepting for payment, and will pay for, all Shares (up to 49.9% of the total number of Shares) which are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with the procedures set forth under "The Offer--Withdrawal Rights" in the Offer To Purchase) promptly after the Expriration Date.


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                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 9, 1997             CTS CORPORATION

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                Chairman, President
                                            and Chief Executive Officer

                                CTS FIRST ACQUISITION CORP.

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                     President



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